FORM 11-K
                                 =========

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


(Mark One)

      [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1998

                                   OR

      [ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ____________ to ___________

                        Commission file number 33-1803


A.	Full title of the plan and the address of the plan, if
        different from that of the issuer named below:

	Peoples Bancorp Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan
        and the address of its principal executive office:


                          Peoples Bancorp Inc.
                           138 Putnam Street
                             P.O. Box 738
                        Marietta, OH  45750-0738




                        REQUIRED INFORMATION
                        ====================

	The following financial statements and schedules for the Peoples Bancorp Inc. Retirement Savings Plan is being filed herewith:



                 Description                            Page No.
----------------------------------------------------    --------

Report of Independent Auditors                              1

Audited Financial Statements:

Statements of Net Assets Available for Benefits With        2
   Fund Information at December 31, 1998

Statements of Net Assets Available for Benefits With        3
   Fund Information at December 31, 1997

Statement of Changes in Net Assets Available for            4
   Benefits With Fund Information for the Year
   Ended December 31, 1998

Statement of Changes in Net Assets Available for            5
   Benefits With Fund Information for the Year Ended
   December 31, 1997

Notes to Financial Statements                              6-12

SUPPLEMENTAL INFORMATION
------------------------
Form 5500 - Schedule G                                    14-17

Exhibit Index                                               18

Consent of Independent Auditors                             19




          The following exhibit is being filed herewith:

Exhibit No.      Description                              Page No.
-----------      --------------------------------------   --------

    1            Consent of:
                 Harman, Thompson, Mallory, & Ice, A.C.     19
                 Independent Auditors



                           SIGNATURES
                           ==========


    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                PEOPLES BANCORP INC.
                                RETIREMENT SAVINGS PLAN


Date: June 11, 1999    By:  /s/ ROBERT E. EVANS
                                Robert E. Evans
                                President and Chief Executive Officer




                         PEOPLES BANCORP INC.
                       RETIREMENT SAVINGS PLAN

                          DECEMBER 31, 1998


                          TABLE OF CONTENTS
                          =================

                                                  STATEMENT    PAGE NO.

Independent Auditors' Report                                      1

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1998           I          2

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1997          II          3

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year
  Ended December 31, 1998                            III          4

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year
  Ended December 31, 1997                             IV          5

Notes to Financial Statements                                    6-12


SUPPLEMENTAL INFORMATION
========================
Form 5500 - Schedule G                                          14-17

Exhibit Index                                                     18

Consent of Independent Auditors                                   19



                     INDEPENDENT AUDITORS' REPORT
                     ============================


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


          We have audited the accompanying statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                            /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                                Harman, Thompson, Mallory & Ice, A.C.
                                Independent Auditors


Parkersburg, West Virginia
May 5, 1999



PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
====================================================================

DECEMBER 31, 1998

STATEMENT I
                                                                         PARTICIPANT DIRECTED
                                                                         ====================


                                             PEOPLES
                                  PEOPLES    BANCORP
                                CERTIFICATES   INC.   PEOPLES                   VANGUARD
                        PEOPLES     OF       COMMON   SPECIAL        VANGUARD   ASSET    TEMPLETON  BANK
                        EQUITY   DEPOSIT     STOCK     STOCK   ACORN   500    ALLOCATION  FOREIGN   ONE
                        FUND      FUND       FUND      FUND    FUND    FUND      FUND      FUND     FUND    OTHER     TOTAL


ASSETS
Money Market Funds
 Fidelity U. S.
 Treasury Income
  Portfolio Fund      $   61,840 $ 44,940 $  61,570  $ 28,860 $        $  2,160 $  1,850 $         $        $    450  $  201,670
Investments, at
 Fair Value
Peoples Certificates
 of Deposit                       424,404                                                                                424,404
 Shares of Common/
  Collective Trusts:
  Peoples Stock        1,570,703                                                                                       1,570,703
  Fund EB
  Peoples Special Stock
   Fund EB                                             482,901                                                           482,901
Shares of Registered
 Investment Companies:
  Acorn Fund                                                   483,233                                                   483,233
  Templeton Foreign Fund                                                                      27,751                      27,751
  Vanguard 500 Index Fund                                                802,784                                         802,784
  Vanguard Asset Allocation
   Fund                                                                             194,336                              194,336
Common stock:
  Bank One Corporation                                                                                 390,530           390,530
  Peoples Bancorp Inc.                     4,973,585                                                                   4,973,585
  Participant Loans
   Receivable                                                                                                 279,854    279,854
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ---------
TOTAL INVESTMENTS     $1,632,543 $469,344 $5,035,155 $ 511,761 $483,233 $804,944 $196,186 $ 27,751  $390,530 $280,304 $9,831,751
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ----------

Cash, Non-Interest
 Bearing              $        2 $    406 $        1 $       2 $    -0- $      3 $      4 $    -0-  $    -0- $ 25,005 $  25,423
                      ---------- -------- ---------- --------- -------- -------- -------- --------- -------- -------- ----------
Receivables:
Rollover Contribution $          $        $          $         $        $        $        $         $        $ 24,201 $   24,201
Interest and Dividends     3,987    1,704     28,533     2,483       28       81       39        8                640     37,503
Interfund Transfers
 Pending                    (369)   1,758     13,286     1,245    2,044    4,168    1,492      257        34  (23,915)       -0-
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ----------
TOTAL RECEIVABLES     $    3,618 $  3,462 $   41,819 $   3,728 $  2,072 $  4,249 $  1,531 $    265  $     34 $    926 $   61,704
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ----------

TOTAL ASSETS          $1,636,163 $473,212 $5,076,975 $ 515,491 $485,305 $809,196 $197,721 $ 28,016  $390,564 $306,235 $9,918,878
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ----------
LIABILITIES
 Excess Contribution
  Payable             $      166 $     80 $    8,362 $   1,072 $    497 $    877 $     18 $    712  $        $  1,304 $   13,088
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ----------

TOTAL LIABILITIES     $      166 $     80 $    8,362 $   1,072 $    497      877 $     18 $    712  $    -0- $  1,304 $   13,088
                      ---------- -------- ---------- --------- -------- -------- -------- --------  -------- -------- ---------

NET ASSETS AVAILABLE
 FOR BENEFITS         $1,635,997 $473,132 $5,068,613 $ 514,419 $484,808 $808,319 $197,703 $ 27,304  $390,564 $304,931 $9,905,790
                      ========== ======== ========== ========= ======== ======== ======== ========  ======== ======== ==========








The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
====================================================================

DECEMBER 31, 1997

STATEMENT II


                                                                         PARTICIPANT DIRECTED
                                                                         ====================

                                               PEOPLES     PEOPLES       PEOPLES     VANGUARD
                        PEOPLES  CERTIFICATES BANCORP INC. SPECIAL         VANGUARD   ASSET    TEMPLETON BANK
                       EQUITY  OF DEPOSIT  COMMON STOCK  STOCK   ACORN    500     ALLOCATION FOREIGN   ONE
                       FUND      FUND         FUND        FUND     FUND   FUND      FUND      FUND     FUND    OTHER      TOTAL

ASSETS
Money Market Funds
 Fidelity U. S.
  Treasury Income
   Portfolio Fund     $    6,200 $  3,300 $  10,900    $  5,900  $ 32,400 $  8,000 $      $        $        $  1,600  $   68,300
Investments, at
 Fair Value
Peoples Certificates
 of Deposit                       396,604                                                                                396,604
 Shares of Common/
  Collective Trusts:
  Peoples Stock        1,288,466                                                                                       1,288,466
  Fund EB
  Peoples Special Stock
   Fund EB                                   416,480                                                                     416,480
Shares of Registered
 Investment Companies:
 Acorn Fund                                                       334,943                                                334,943
 Vanguard 500 Fund                                                         459,462                                       459,462
 Peoples Bancorp Inc.
  Common Stock                             5,420,027                                                                   5,420,027
 Participant Loans
 Receivable                                                                                                   143,618    143,618
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------
TOTAL INVESTMENTS     $1,294,666 $399,904 $5,430,927   $422,380  $367,343 $467,462 $   -0- $    -0- $    -0- $145,218 $8,527,900
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------
Cash, Non-Interest
 Bearing              $       48 $    487 $       92   $     95  $     23 $     83 $   -0- $    -0- $    -0-       46 $      874
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------
Receivables:
Employer's            $      414 $    186 $    1,811   $    288  $    380 $    399 $       $        $        $        $    3,478
 Contributinon
Participants               1,924      692      7,525      1,564     1,887    1,904                                        15,496
 Contribution
Interest and Dividends     4,988    3,082     24,667      3,065        46       13                                533     36,394
Interfund Transfers          305       72      1,154        116       222      189                             (2,058)       -0-
 Pending
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------
TOTAL RECEIVABLES     $    7,631 $  4,032 $   35,157   $  5,033  $  2,535 $  2,505 $   -0- $    -0- $    -0-   (1,525) $  55,368
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------

TOTAL ASSETS          $1,302,345 $404,423 $5,466,176   $427,508  $369,901 $470,050 $   -0-      -0-      -0-  143,739 $8,584,142
                      ---------- -------- ----------   --------  -------- -------- ------- -------- -------- -------- ----------
LIABILITIES
 Excess Contribution
  Payable             $    1,666 $    144 $   10,502   $    271 $    176 $    143 $       $         $        $  1,304 $   14,206
                      ---------- -------- ----------    ------- -------- -------- ------- --------- -------- -------- ----------

TOTAL LIABILITIES     $    1,666 $    144 $   10,502   $    271 $    176 $    143 $       $     -0- $    -0- $  1,304  $  14,206
                      ---------- -------- ----------   -------- -------- -------- ------- --------- -------- --------  ---------

NET ASSETS AVAILABLE
 FOR BENEFITS         $1,300,679 $404,279 $5,455,674   $427,237 $369,725 $469,907 $   -0- $     -0- $   -0-  $142,435 $8,569,936
                      ========== ======== ==========   ======== ======== ======== ======= ========= ======== ======== ==========


The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
===============================================================================

DECEMBER 31, 1998

STATEMENT III


                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                          PEOPLES
                                           BANCORP
                             CEFTIFICATES   INC.   PEOPLES            PEOPLES  VANGUARD
                    PEOPLES       OF       COMMON  SPECIAL           VANGUARD   ASSET    TEMPLETON  BANK
                    EQUITY     DEPOSIT     STOCK   STOCK     ACORN    500     ALLOCATION  FOREIGN   ONE
                    FUND        FUND       FUND    FUND      FUND     FUND       FUND      FUND     FUND     OTHER   TOTAL
ADDITIONS
Additions to Net
Assets Attributed To:
  Investment Income:
    Net Appreciation
    (Depreciation) in
Fair Value of
 Investments        $  283,184 $        $(719,770) $ 30,145 $  8,962 $ 139,956 $  6,664  $(3,876) $ (3,342) $        $ (258,077)
Interest                   545   24,040       614       426      132       179      131       81              19,360     45,508
Dividends               21,063            104,899     7,453   26,794    10,172   11,147    1,776                        183,304
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- ----------
TOTAL
INVESTMENT INCOME   $  304,792 $ 24,040 $(614,257) $ 38,024 $ 35,888 $ 150,307 $ 17,942  $(2,019) $ (3,342) $ 19,360 $  (29,265)
                    ---------- -------- ---------  --------  ------- --------- --------  -------  --------  -------- ----------
Contributions:
 Participants'      $   53,328 $ 30,530 $ 196,282  $ 34,301 $ 45,107 $  59,621 $ 16,761  $ 7,119  $         $        $  443,049
 Employer's             11,541    7,343    47,953     7,163    9,679    13,433    2,652    1,548                        101,312
 Rollovers              90,182   37,628   261,896    70,126   65,351   150,234   61,058    8,673   393,906    24,201  1,163,255
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- ----------
TOTAL CONTRIBUTIONS $  155,051 $ 75,501 $ 506,131  $111,590 $120,137 $ 223,288 $ 80,471  $17,340  $393,906  $ 24,201 $1,707,616
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- ----------
TOTAL ADDITIONS     $  459,843 $ 99,541 $(108,126) $149,614 $156,025 $ 373,595 $ 98,413  $15,321  $390,564  $ 43,561 $1,678,351
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- ----------
DEDUCTIONS
Deductions from Net
 Assets Attributed To:
  Benefits Paid to
   Participants     $   52,931 $ 41,108 $ 166,723  $ 17,022 $ 21,546 $  28,459 $         $        $         $ 14,708 $   342,497
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- ----------
TOTAL DEDUCTIONS    $   52,931 $ 41,108 $ 166,723  $ 17,022 $ 21,546 $  28,459 $    -0-  $   -0-  $   -0-   $ 14,708 $   342,497
                    ---------- -------- ---------  -------- -------- --------- --------  -------  --------  -------- -----------
Net Increase Prior
 to Interfund
  Transfers         $  406,912 $ 58,433 $(274,849) $132,592 $134,479 $ 345,136 $ 98,413  $15,321  $390,564  $ 28,853 $ 1,335,854
Interfund Transfers    (71,594)  10,420  (112,212)  (45,410) (19,396)   (6,724)  99,290   11,983            133,643          -0-
                    ---------- -------- ---------- -------- -------- --------- --------  -------  --------  -------- -----------
NET
INCREASE (DECREASE) $  335,318 $ 68,853 $(387,061) $ 87,182 $115,083 $ 338,412 $197,703  $27,304  $390,564  $162,496 $ 1,335,854

NET ASSETS AVAILABLE
 FOR BENEFITS
  Beginning of Year  1,300,679  404,279  5,455,674  427,237  369,725   469,907                               142,435   8,569,936
                    ---------- -------- ---------- -------- -------- --------- --------  -------  --------  -------- -----------
END OF YEAR         $1,635,997 $473,132 $5,068,613 $514,419 $484,808 $ 808,319  $197,703 $27,304  $390,564  $304,931 $ 9,905,790
                    ========== ======== ========== ======== ======== =========  ======== =======  ========  ======== ===========

The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
===============================================================================

DECEMBER 31, 1997

STATEMENT IV


                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                             PEOPLES
                                             BANCORP
                              CERTIFICATES    INC.    PEOPLES           PEOPLES    VANGUARD
                      PEOPLES      OF         COMMON   SPECIAL         VANGUARD   ASSET      TEMPLETON   BANK
                      EQUITY     DEPOSIT      STOCK    STOCK   ACORN     500      ALLOCATION  FOREIGN    ONE
                       FUND      FUND         FUND      FUND   FUND     FUND        FUND      FUND      FUND   OTHER    TOTAL
ADDITIONS
Additions to Net
 Assets Attributed To:
  Investment Income:
    Net Appreciation
    (Depreciation)
      in Fair Value of
       Investments      $317,016 $        $1,886,677 $ 46,760 $ 37,584 $ 97,549  $          $         $      $         $2,385,586
    Interest                 457   21,608        873      251      196      122                               14,990       38,497
    Dividends             21,250              90,593    7,175   34,544    9,433                                           162,995
                        -------- --------  --------- -------- -------- --------  --------   -------   ------ -------   ----------
TOTAL INVESTMENT INCOME $338,723 $ 21,608 $1,978,143 $ 54,186 $ 72,324 $107,104  $    -0-       -0-      -0- $14,990   $2,587,078
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ -------   ----------

Contributions:
  Participants'         $ 50,205 $ 18,513 $  170,351 $ 40,190 $ 51,645 $ 51,283  $          $         $      $         $  382,187
  Employer's              11,144    4,988     43,778    7,591   10,498   10,364                                            88,363
  Rollover's               2,249               7,518      132    4,518    4,518                                            18,935
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ -------   ----------
TOTAL CONTRIBUTIONS     $ 63,598 $ 23,501 $  221,647 $ 47,913 $ 66,661 $ 66,165       -0-       -0-      -0- $ 14,990  $  489,485
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------

TOTAL ADDITIONS         $402,321 $ 45,109 $2,199,790 $102,099 $138,985 $173,269       -0-       -0-      -0- $ 14,990  $3,076,563
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------
DEDUCTIONS
Deductions from Net
Assets Attributed To:
 Benefits Paid to
  Participants          $ 12,364 $  1,944 $   44,713 $  6,894 $ 20,559 $ 22,405  $          $         $      $         $  108,879
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------

TOTAL DEDUCTIONS        $ 12,364 $  1,944 $   44,713 $  6,894 $ 20,559 $ 22,405  $    -0-   $   -0-      -0-      -0-  $  108,879
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------

Net Increase Prior
 to Interfund
  Transfers             $389,957 $ 43,165 $2,155,077 $ 95,205 $118,426 $150,864  $    -0-       -0-      -0- $ 14,990  $2,967,684
Interfund Transfers      (12,038)   4,641     44,741   (8,476) (24,163)  12,787                               (17,492)       -0-
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------
NET INCREASE (DECREASE) $377,919 $ 47,806 $2,199,818 $ 86,729 $ 94,263 $163,651  $    -0-   $   -0-   $  -0- $ (2,502) $2,967,684

NET ASSETS AVAILABLE
 FOR BENEFITS
  Beginning of Year      922,760  356,473  3,255,856  340,508  275,462  306,256                               144,937   5,602,252
                        -------- -------- ---------- -------- -------- --------  --------   -------   ------ --------  ----------
END OF YEAR           $1,300,679 $404,279 $5,455,674 $427,237 $369,725 $469,907  $    -0-   $   -0-   $  -0- $142,435  $8,569,936
                      ========== ======== ========== ======== ======== ========  ========   =======   ====== ========  ==========

The accompanying notes are an integral part of these financial statements.


                                PEOPLES BANCORP INC.
                              RETIREMENT SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS
                           =============================


NOTE 1:	DESCRIPTION OF PLAN
===========================

The following brief description of Peoples Bancorp Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiaries (The Peoples Banking and Trust Company, The First National Bank of Southeastern Ohio, The Russell Federal Savings Bank, and Catlettsburg Federal Savings Bank). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee of the Plan is The Peoples Banking and Trust Company.

Eligibility
-----------

Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter beginning January 1, April 1, July 1, or October 1.

Contributions
-------------

Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also directly rollover amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiaries will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. For 1998 and 1997, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's deferred annual compensation.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

        * The Peoples Equity Fund is a common stock fund which consists of a diversified portfolio of high-quality common stocks.

        * The Peoples Certificate of Deposit Fund is a fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

        * The Peoples Bancorp Inc. Stock Fund consists of common shares of Peoples Bancorp Inc. If the participant invests in common shares of the Employer, the participant is entitled to vote proxies representing Employer common shares equal to the number of whole common shares in the participant's account and, when entitled to a distribution, may elect to receive common shares instead of cash.

        * The Peoples Special Stock Fund is a common stock fund which consists of a diversified portfolio of small company common stocks and common stock mutual funds.

        * The Acorn Fund is a common stock fund managed by Wanger Asset Management, L.P. which consists of a diversified portfolio of common stocks of small and medium sized companies in the United States and overseas.

        * The Templeton Foreign Fund is a common stock and bond fund managed by The Franklin Templeton Group which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

        * The Vanguard 500 Index Fund is a common stock fund managed by the Vanguard Group of Investment Companies which consists of a diversified portfolio of common stocks of large companies in the United States.

        * The Vanguard Asset Allocation Fund is a common stock, bond and money market fund managed by the Vanguard Group of Investment Companies which varies the mix according to the relative attractiveness of the asset classes. There is no limit on how much can be invested in any one asset class.

Participants may change their investment options quarterly.

Participant Loans Receivable
----------------------------

Participants may apply for a loan from their account under the Plan.
Certain legal restrictions impose limits on the amount of the loan and repayment terms. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

Payment of Benefits
-------------------

The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies. If the benefit is $5,000 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $5,000, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
==================================================

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

Shares of the common/collective trusts, Peoples Stock Fund EB, and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

Shares of the registered investment companies, Acorn Fund, Templeton Foreign Fund, Vanguard 500 Index Fund, and Vanguard Asset Allocation Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Investments in Bank One Corporation and Peoples Bancorp Inc. common stock are carried at quoted market prices.

The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

Dividends and interest received from investments are recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------
Benefits are recorded when paid.

NOTE 3:	INVESTMENTS
===================

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.



                                              DECEMBER 31,
                                     1998                      1997
                             -------------------------------------------------
                                UNITS      FAIR VALUE    UNITS     FAIR VALUE


INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE
  Fidelity U.S. Treasury
   Income Portfolio Fund          201,670  $  201,670       68,300   $ 68,300
Acorn Fund                     28,678.511     483,233   19,714.141    334,943
Templeton Foreign Fund          3,307.637      27,751
*Vanguard 500 Index Fund        7,045.058     802,784    5,101.162    459,462
Vanguard Asset
  Allocation Fund               7,971.098     194,336
Bank One Corporation
  Common Stock                      7,648     390,530
*Peoples Bancorp Inc.
  Common Stock                204,044.500   4,973,585      129,821  5,420,027
                                           ----------               ---------

                                           $7,073,889              $6,282,732
                                           ----------              ----------
INVESTMENTS AT ESTIMATED
  FAIR VALUE
 Peoples Certificates of
  Deposit                         424,404  $  424,404      396,604 $  396,604
*Peoples Stock Fund EB             13,799   1,570,703       13,779  1,288,466
 Peoples Special Stock Fund EB     10,881     482,901        9,904    416,480
 Participants Loans Receivable    279,854     279,854      143,618    143,618
                                           ----------              ----------
                                           $2,757,862              $2,245,168
                                           ----------              ----------
TOTAL INVESTMENTS                          $9,831,751              $8,527,900
                                           ==========              ==========


During 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(258,077) as follows:

                                                             APPRECIATION
                                                            (DEPRECIATION)
                                                           ----------------
                                                           1998        1997
CHANGES IN INVESTMENTS REPORTED AT FAIR VALUE
AS DETERMINED BY QUOTED MARKET PRICE
  Acorn Fund                                         $    8,962   $   37,584
  Templeton Foreign Fund                                 (3,876)       -0-
  Vanguard 500 Index Fund                               139,956       97,548
  Vanguard Asset Allocation Fund                          6,664        -0-
  Bank One Corporation Common Stock                      (3,342)       -0-
  Peoples Bancorp Inc. Common Stock                    (719,770)   1,886,677
                                                     ----------   ----------
                                                     $ (571,406)  $2,021,809
                                                     ----------   ----------
CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
  Peoples Stock Fund EB                              $  283,184   $  317,017
  Peoples Special Stock Fund EB                          30,145       46,760
                                                     ----------   ----------
                                                     $  313,329   $  363,777
                                                     ----------   ----------
NET CHANGE IN FAIR VALUE                             $ (258,077)  $2,385,586
                                                     ===========  ==========
NOTE 4:	RELATED PARTY TRANSACTIONS
==================================

Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by The Peoples Banking and Trust Company, a subsidiary of Peoples Bancorp Inc. The Peoples Banking and Trust Company is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 5:	PAYMENT OF EXPENSES
===========================

The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.

NOTE 6:	PLAN TERMINATION
========================

Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to be 100% vested in their accounts.

NOTE 7:	TAX STATUS
==================

The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


SUPPLEMENTAL INFORMATION
------------------------
Form 5500 - Schedule G

Department of the Treasury -- Internal Revenue Service
Department of Labor -- Pension and Welfare Benefits Administration

OMB No. 1210-0016
1998

Name of plan sponsor as shown on line 1a of Form 5500
        PEOPLES BANCORP INC.

Employer identification number
        31-0987416

Name of plan
        PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

Three-digit plan number
        002

PART I
======
Schedule of Assets Held for Investment Purposes-See Form 5500, Item 27a.



                               Description of
  Identity of               investment including
issue, borrower,           maturity date, rate of
  lessor, or               interest, collateral,                   Current
 similar party             par or maturity value         Cost       Value
-----------------------  ---------------------------  ----------  ----------
FIDELITY U.S. TREASURY      MONEY MARKET FUND
  INCOME PORTFOLIO FUND      201,670 SHARES           $  201,670  $  201,670

*THE PEOPLES BANKING AND  CERTIFICATES OF DEPOSIT
  TRUST COMPANY            4.75% DUE 07/11/99             21,000      21,000
                           5.05% DUE 04/19/99             10,000      10,000
                           6.10% DUE 07/05/99             17,000      17,000
                           6.10% DUE 06/29/99             26,000      26,000
                           6.10% DUE 08/31/99             16,700      16,700
                           4.95% DUE 03/03/99             55,000      55,000
                           6.00% DUE 03/12/99             34,700      34,700
                           4.85% DUE 05/11/00             37,000      37,000
                           6.10% DUE 05/19/99             23,000      23,000
                           6.10% DUE 09/14/99             22,000      22,000
                           6.03% DUE 01/04/99             28,000      28,000
                           4.85% DUE 01/07/00             50,004      50,004
                           5.10% DUE 05/07/99             24,000      24,000
                           5.00% DUE 03/30/00             60,000      60,000

*PEOPLES STOCK FUND EB    COMMON/COLLECTIVE TRUST
                            13,799 SHARES                686,633   1,570,703

*PEOPLES SPECIAL STOCK    COMMON/COLLECTIVE TRUST
  FUND EB                   10,881 SHARES                 357,936    482,901

ACORN FUND                REGISTERED INVESTMENT
                            COMPANY
                            28,678.511 SHARES             451,363     483,233

TEMPLETON FOREIGN FUND    REGISTERED INVESTMENT
                            COMPANY
                             3,307.637 SHARES              31,627      27,751

VANGUARD 500 INDEX FUND   REGISTERED INVESTMENT
                            COMPANY
                             7,045.058 SHARES             553,062     802,784

VANGUARD ASSET            REGISTERED INVESTMENT
  ALLOCATION FUND           COMPANY
                             7,971.098 SHARES             187,659     194,336

BANK ONE CORPORATION          COMMON STOCK
                              7,658 SHARES                393,872     390,530

*PEOPLES BANCORP INC.         COMMON STOCK
                              204,044.50 SHARES         2,259,168   4,973,585

*LOANS TO PARTICIPANTS   VARIED TERMS THROUGH 2008
                           VARIED INTEREST RATES
                           FROM 9.25 - 11.0%                    0     279,584
                                                       ----------  ----------
  TOTAL INVESTMENTS                                    $5,547,394  $9,831,751
                                                       ==========  ==========

PART II
=======
Schedule of Assets Held for Investment Purposes That Were Both Acquired And Disposed of Within The Plan Year - See Form 5500, Items 27a.

        NONE

PART III
========
Schedule of Loans or Fixed Income Obligations - See Form 5500, Item 27b

        NONE

PART IV
=======
Schedule of Leases in Default or Classified as Uncollectible -
Form 5500, Item 27c.

        NONE

PART V
======
Schedule of Reportable Transactions - See Form 5500, Line 27d.



                Description of
                asset (include                                    Expense               Current Value
 Identity of   interest rate and                                 incurred                of asset on
    party      maturity in case   Purchase    Selling   Lease      with       Cost of    transaction   Net gain
  involved        of a loan)        price      price    rental  transaction    asset        date       or (loss)
-------------  -----------------  ---------  ---------  ------  -----------  ---------  -------------  ---------
FIDELITY U.S.  MONEY MARKET FUND
 TREASURY
 INCOME        NUMBER OF
 PORTFOLIO      PURCHASES 357     2,684,220                         0                     2,684,220
 FUND          NUMBER OF
                SALES 231                    2,550,850              0        2,550,850    2,550,850        0

PEOPLES        COMMON STOCK
 BANCORP INC.
               NUMBER OF
                PURCHASES 22        330,217                         0                       330,217
               NUMBER OF
                SALES 15                       239,705              0           84,768      239,705     154,937



PART VI
=======
Schedule of Nonexempt Transactions - See Form 5500, Item 27e.

        NONE

PART VII
========
Schedule of Nonexempt Transactions - See Form 5500, Item 27f.

        NONE


                         PEOPLES BANCORP INC.
                       RETIREMENT SAVINGS PLAN
                      ANNUAL REPORT ON FORM 11-K
                 FOR FISCAL YEAR ENDED DECEMBER 31, 1998


                           INDEX TO EXHIBITS
                           -----------------
     Exhibit No.          Description                    Page No.

     1                    Consent of Harman, Mallory,       19
                          & Ice, A.C.
                          Independent Auditors